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                                   DECHERT LLP
                               1775 I Street, N.W.
                             Washington, D.C. 20006
                                 (202) 261-3300


                                December 28, 2005

VIA EDGAR CORRESPONDENCE

Mr. Christian Sandoe
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

         Re:  The Weitz Funds (the "Registrant)
              (Registration Nos. 333-107797 and 811-21410)

Dear Mr. Sandoe:

     This letter responds to the comments that you recently provided telephonically regarding Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A which was filed pursuant to Rule 485(a) on October 14, 2005 in connection with the Registrant's proposed new investment series, Partners III Opportunity Fund (the "Fund"). Summaries of the comments, and the responses thereto, are provided below.

PROSPECTUS

1. COMMENT. Page 3 and Page 9 - "Principal Risks": Under the section titled "Interest Rate Risk", delete the second sentence of that section.

     RESPONSE. The requested change has been made.

2. COMMENT. Page 3 and Page 9 - "Principal Risks": Add risk disclosure for other investment strategies to be utilized by the Fund that are not currently described in this section.

     RESPONSE. The requested disclosure has been added.

3. COMMENT. Page 6 - "Performance of Predecessor Partnership": Provide supplementally representations that the past performance information presented with respect to the Predecessor Partnership is consistent with the position set forth in the MASSMUTUAL INSTITUTIONAL FUNDS no-action letter (pub. avail. September 28, 1995).

     RESPONSE. Attached hereto as "Attachment A" is a letter form Wallace R. Weitz & Co., investment adviser to the Fund and to the Predecessor Partnership, setting forth the requested representations.

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                                        2

4. COMMENT. Page 20 - "Frequent Trading Policy": In the fourth sentence of that section, delete that portion of the sentence that states: "and does not make any effort to accommodate this practice".

     RESPONSE. The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

5. COMMENT. Page 11 - "Interested Trustees": Revise the biographical information for Mr. Weitz regarding his length of service to reflect his involvement with the Predecessor Partnership which, as disclosed in the Prospectus, commenced operations in June 1983.

     RESPONSE. The requested change has been made.

6. COMMENT. Page 16 - "Portfolio Manager": If applicable, indicate if any of the pooled investment vehicle accounts managed by Mr. Weitz are subject to performance fee arrangements.

     RESPONSE. Please be advised that none of the pooled investment vehicle accounts managed by Mr. Weitz are subject to performance fee arrangements.

7. COMMENT. Page 17 - "Portfolio Manager Compensation": If applicable, clarify the disclosure in the first sentence to indicate whether the portfolio manager salary is a "fixed" salary.

     RESPONSE. The requested disclosure has been added.

8. COMMENT. Page 17 - "Portfolio Manager Fund Ownership": In addition to the disclosure of fund ownership as of the March 31, 2005 fiscal year-end of the Registrant, add disclosure to reflect the portfolio manager's fund ownership in the Fund as of the effective date of the Registration Statement.

     RESPONSE. The requested disclosure has been added.

9. COMMENT. Page 17 - "Disclosure of Fund Portfolio Holdings": In the second sentence, delete the phrase "such as" and replace this with the phrase "consisting of".

     RESPONSE. The requested change has been made.

10. COMMENT. Page 19 - "Investment Advisory and Other Services": Provide additional disclosure regarding the material factors considered by the Board of Trustees in connection with their approval of the adoption of the Investment Advisory Agreement for the Fund in accordance with Item 12(b)(10) of the General Instructions to Form N-1A.

     RESPONSE. The requested disclosure has been added to the SAI and a copy of this disclosure is attached hereto as "Attachment B".

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                                        3

                                     * * * *

          I trust that the foregoing is responsive to each of your comments.

          Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

     - the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

     - SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

     - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

          Thank you again for your prompt attention to this matter. Please note that the Registrant intends to file Post-Effective Amendment No. 8 to it Registration Statement on Form N-1A in accordance with Rule 485(b) on or before December 30, 2005, in order to reflect the foregoing responses to the comments that you have provided.

          Please do not hesitate to contact the undersigned by telephone at
(202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the Fund or the filing.

                                                Very truly yours,


                                                /s/ Patrick W.D. Turley

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                                        4

                                  ATTACHMENT A

                             WALLACE R. WEITZ & CO.
                        1125 South 103 Street, Suite 600
                           Omaha, Nebraska 68124-6008
                                 (402) 391-1980


                                December 28, 2005


Mr. Christian Sandoe
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

         Re:  The Weitz Funds
              (Registration Nos. 333-107797 and 811-21410)

Dear Mr. Sandoe:

     This letter responds to your request that Wallace R. Weitz & Co. ("Weitz & Co." or the "Adviser"), provide the Staff of the U.S. Securities and Exchange Commission (the "SEC") with certain information and certain representations regarding the proposed disclosure in the Registration Statement on Form N-1A of the Registrant of the past investment performance of Weitz Partners-III Limited Partnership (the "Predecessor Partnership"), which is a private investment partnership exempt from registration under the Investment Company Act of 1940 (the "1940 Act") in accordance with Section 3(c)(1) of the 1940 Act, and which intends to transfer substantially all of its assets and liabilities to the Registrant's proposed new investment series, Partners III Opportunity Fund (the "Fund"), in a transaction currently scheduled to take place on or about December 30, 2005. Pursuant to your request, information about Weitz & Co., the Predecessor Partnership and the Fund, as well as the requested representations, are provided below.

BACKGROUND

     Weitz & Co., which is an investment adviser registered as such with the SEC in accordance with the Investment Advisers Act of 1940 (the "Advisers Act"), established the Predecessor Partnership in June 1983. At all times since its inception the Predecessor Partnership has been operated without registration as an investment company under the 1940 Act in reliance upon Section 3(c)(1) of the 1940 Act. Weitz & Co. has served as the investment adviser to the Predecessor Partnership since its inception.

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     Weitz & Co. is also the investment adviser to each of the funds included in
The Weitz Funds (the "Trust"), including the Fund. Weitz Securities, Inc., a broker-dealer registered as such with the SEC and an entity under common control with the Adviser, is the distributor of the shares of each of the Funds in the Trust. The Trust has filed a Post-Effective Amendment to its current
Registration Statement on Form N-1A in order to provide for the registration of the Fund under the 1940 Act. The Fund is intended to have the same investment objectives, policies and strategies as the Predecessor Partnership and the Limited Partners of the Predecessor Partnership have recently voted in favor of the transfer of substantially all of the assets of the Predecessor Partnership to the Fund in a tax-free transaction that is currently scheduled to be completed on or about December 30, 2005.

     The Trust has included in its Registration Statement on Form N-1A certain past performance information of the Predecessor Partnership for the last 10 calendar years in response to Item 2 of the General Instructions to Form N-1A. This past performance information is intended to comply with the position articulated by the Staff in a series of no-action letters commencing with MASSMUTUAL INSTITUTIONAL FUNDS (pub. avail. Sept. 28, 1995) (the "MassMutual Letter").

REPRESENTATIONS

     In connection with the proposed disclosure of the past performance of the Predecessor Partnership in the Registration Statement with respect to the Fund in a manner intended to be consistent with the requirements of the MassMutual Letter, Weitz & Co. makes the following representations:

1. The Fund is to be managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership;

2. Weitz & Co. has served as investment adviser to the Predecessor Partnership since its inception in June 1983 and will serve as the investment adviser to the Fund;

3. The Predecessor Partnership and the Fund were created for purposes other than to establish a performance record;

4. The Fund may rely on the data and performance schedules provide by Weitz & Co. for the Predecessor Partnership in preparing and presenting the Fund's performance information;

5. Weitz & Co. consents to having the following disclosure made in connection with the performance information regarding the Predecessor Partnership to be used in connection with the Fund:

     a. The prior performance presented relates to periods prior to the effective date of the Fund's commencement of operations as a registered investment company;

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     b.   The Predecessor Partnership was not registered under the 1940 Act and was not subject to certain investment restrictions imposed by the 1940 Act and the Internal Revenue Code during the periods presented;

     c.   If the Predecessor Partnership had been registered under the 1940
Act and had been subject to the 1940 Act and to certain provisions of the Internal Revenue Code, the performance of the Predecessor Partnership might have been adversely affected.

                                     * * * *

     I trust that the foregoing is responsive to your request.

     Please do not hesitate to contact our legal counsel, Patrick W.D. Turley, Esq. of Dechert LLP by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

                                        Very truly yours,


                                        /s/ Wallace R. Weitz
                                           President

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                                        7

                                  ATTACHMENT B

            (SAI DISCLOSURE PURSUANT TO ITEM 12(b)(10) OF FORM N-1A)


BOARD CONSIDERATION OF THE APPROVAL OF THE MANAGEMENT AND INVESTMENT ADVISORY AGREEMENT WITH WALLACE R. WEITZ & CO.

In accordance with the Investment Company Act of 1940 (the 1940 Act"), the Board of Trustees of the Fund is required to consider the approval of the Fund's Management and Investment Advisory Agreement (the "Agreement") with Weitz & Co. The relevant provisions of the 1940 Act specifically provide that it is the duty of the Board to request and evaluate such information as the Board determines is necessary to allow them to properly consider the approval of the Agreement, and it is the duty of Weitz & Co. to furnish the Trustees with such information that is responsive to their request. Accordingly, in determining whether to approve the Agreement between the Fund and Weitz & Co., the Board of Trustees requested in writing, and Weitz & Co. provided, information and data relevant to the Board's consideration. This included materials prepared by Weitz & Co. regarding the investment performance of the Predecessor Partnership as compared to registered mutual funds having similar investment objectives as well as information regarding the estimated fees and expenses expected to be incurred by the Fund as compared to other similar registered mutual funds.

The Board of Trustees met on November 8, 2005 at an in-person meeting during which they considered the proposed adoption of the Agreement. At this meeting the Board met with representatives of Weitz & Co. and reviewed with them various factors concerning the proposed adoption of the Agreement. The Board was informed that the Predecessor Partnership had been established in June 1983 and that it had been operated by Weitz & Co. as a private investment partnership exempt from registration under the 1940 Act since its inception. The Board was also informed that because the Predecessor Partnership had not been subject to certain investment restrictions otherwise imposed on registered mutual funds by the 1940 Act, the performance results of the Predecessor Partnership might have been adversely affected if it had been subject to the 1940 Act since its inception. The Board took note of the fact that it was proposed that the Fund would have substantially the same investment objectives and investment strategies as the Predecessor Partnership. Mr. Wallace R. Weitz, the President of Weitz & Co., then reviewed for the Board the proposed transaction pursuant to which it was intended that the Fund would acquire substantially all of the assets and liabilities of the Predecessor Partnership and succeed to the investment performance of the Predecessor Partnership on or about December 30, 2005.

The Board then reviewed with Mr. Weitz the performance results obtained by Weitz & Co. for the Predecessor Partnership over various time periods since the inception of the Predecessor Partnership in June 1983. The Board took note of the fact that the performance of the Predecessor Partnership for the three, five and ten year periods ended September 30, 2005, was 24.3%, 12.8% and 16.3%, respectively, which was higher than the performance for each of the

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S&P 500 Index, the Russell 2000 Index and the NASDAQ Composite Index for each of these same time periods. The performance of the Predecessor Partnership for these time periods was also higher than that of other funds included in the materials presented to the Board as being representative of funds having similar investment objectives and strategies as the Fund. The Board then reviewed the year-to-date performance results for the Predecessor Partnership for the nine-month period ended September 30, 2005, and the Board took note of the fact that the performance results for the Predecessor Partnership for this short-term period indicated performance results that were generally lower than the relevant benchmark indices and the other funds included in the materials and the Board discussed with management the fact that Weitz & Co. maintains a particular focus on long-term investment performance results and they reviewed the reasons why this may, from time to time, cause the longer-term performance results and the shorter-term performance results to compare differently when compared to similar funds and to relevant indices for similar time periods. In connection with this, the Board took note of management's stated position that achieving favorable long-term investment results is a primary objective of the firm and that short-term results will, from time to time, trail comparable averages.

The Board next undertook a review of the estimated fees and expenses of the Fund and the Board reviewed this information as compared to other registered mutual funds having similar investment objectives. The Board noted that the estimated expense ratio for the Fund of 1.58% was lower than the majority of the Funds included in its investment category. The Board discussed the proposed expense ratio with management and it was noted that because the Fund may engage in an extensive array of investment techniques and strategies, including investment in options and borrowing, which generally result in additional operating costs, the Fund is expected to have an expense ratio higher than other funds that invest only in equities and that do not otherwise utilize these additional investment techniques and strategies.

The Board then undertook a review of the proposed investment advisory fees applicable to the Fund, and the Board discussed with representatives of Weitz & Co. their reasons for assessing the applicable fees in connection with the Fund, and the Board considered and discussed the investment advisory fees charged by similar funds. The Board considered the fact that the Fund's investment advisory fees are subject to breakpoints which result in reduced investment advisory fees as assets increase, and the Board agreed that this type of fee structure is reasonable and fair to shareholders. In connection with their review of the proposed fee structure for the Fund, the Board noted that the Predecessor Partnership had operated without breakpoints and that Weitz & Co. had chosen to adopt for the Fund the same breakpoint structure that is used for each of the other equity-oriented registered funds that it manages.

The Board also noted the range of investment advisory and administrative services to be provided by Weitz & Co. to the Fund and the level and quality of these services, and in particular, they noted the high quality of the personnel providing these services. They also took note of the fact that the Fund will not be subject to any sales charges or Rule 12b-1 distribution fees. The Board also reviewed financial information concerning Weitz & Co. relating to its operation of the Predecessor Partnership, noting the overall profitability of the relationship with

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the Predecessor Partnership to Weitz & Co., and the financial soundness of Weitz
& Co. as demonstrated by the financial information provided, noting that the information presented was consistent with applicable industry averages. The
Board further reviewed Weitz & Co.'s brokerage practices, including its soft dollar arrangements and best-execution procedures, and noted that these were reasonable and consistent with standard industry practice.

The Board also reviewed the proposed portfolio management arrangements for the Fund, noting that Mr. Wallace R. Weitz, the President of Weitz & Co., who has served as the portfolio manager of the Predecessor Partnership since its inception in June 1983, would continue to serve as portfolio manager for the Fund, and the Board considered and reviewed his compensation arrangements for the management of the Fund. The Board also considered information regarding the fees that Weitz & Co. charges other clients for investment advisory services that are similar to the advisory services to be provided to the Fund and noted that the fees were comparable based on the relevant circumstances of the types of accounts involved.

The Board next discussed with management their plans to set the minimum amount required for investment in the Fund at $500,000 in order to make sure that only investors with substantial economic resources would be able to invest in the Fund, due to the Fund's stated investment objective and strategies. The Board determined that this was a reasonable approach to take even though it would likely limit the total number of investors able to invest in the Fund.

In reaching their conclusion with respect to the adoption of the Agreement, the Trustees did not identify any one single factor as being controlling, rather, the Board took note of a combination of factors that influenced their decision making process. The Board did, however, identify the very favorable long term investment performance achieved by Weitz & Co. for the Predecessor Partnership, the commitment of Weitz & Co. to the successful operation of the Fund, and the estimated level of expenses of the Fund, as being important elements of their consideration. Based upon their review and consideration of these factors and other matters deemed relevant by the Board in reaching an informed business judgment, a majority of the Board of Trustees, including a majority of the Independent Trustees, concluded that the terms of the Management and Investment Advisory Agreement for the Fund are fair and reasonable and the Board voted to approve the adoption of the Agreement.